TNP STRATEGIC RETAIL TRUST, INC.
April 28, 2011
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

RE:	TNP Strategic Retail Trust, Inc. Post-Effective Amendment No. 6 to Form S-11 Registration No. 333-154975 Filed on April 15, 2011
Ladies and Gentlemen:
     In connection with the declaration of effectiveness of Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 filed by TNP Strategic Retail Trust, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”), the Company acknowledges that:
•	should the Commission or its staff, acting pursuant to delegated authority, declare the above-referenced filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, TNP Strategic Retail Trust, Inc.
By:	/s/ Anthony W. Thompson
Anthony W. Thompson
Chief Executive Officer

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